                                                                    EXHIBIT 4.12

DEED OF SETTLEMENT

THE UNDERSIGNED:

1. ASML HOLDING N.V., a public company incorporated under the laws of the Netherlands, established and having its principle place of business at Veldhoven in the Netherlands, represented by Mr. H. Bodt as Chairman of the Supervisory Board, herein after referred to as: "ASML";

and

2. MR. S. MCINTOSH, residing at (5644 RB) Eindhoven at Aalsterweg 241 in the Netherlands, herein after referred to as "Mr. McIntosh";

HAVE AGREED AS FOLLOWS:

1. Mr. McIntosh resigns from his position as a member of the Board of Management of ASML per 3 January 2005 (the "Termination Date") and Mr. McIntosh resigns from all his other positions with ASML and affiliates on the Termination Date and agrees to cooperate with any steps to be taken to effect these resignations in time.

2. The employment agreement between ASML and Mr. McIntosh dated 10 October 2000 (the "Employment Agreement") terminates by mutual consent per the Termination Date.

3. Immediately upon signing this agreement a press release shall be issued in accordance with the draft attached hereto as Appendix I [press release to be prepared by Communication Department in consultation with ASML and Mr. McIntosh].

4. Until the Termination Date, Mr. McIntosh will receive his salary and benefits. The bonus over 2004, if any, shall be dealt with in accordance with the existing plan. The parties agree that on the Termination Date Mr. McIntosh will have used all his remaining outstanding holidays; therefore no compensation will be paid to him in this respect.

5. Within two weeks after the Termination Date, ASML will pay as severance to Mr. McIntosh an amount of (Euro)589,845 gross. This amount will be paid by ASML to Mr. McIntosh in a way to be indicated by Mr. McIntosh, provided that this way of payment is allowed by the relevant tax authorities and provided that this does not result in any risks or extra costs for ASML and the latter can be substantiated by Mr. McIntosh by means of written documentation if requested by ASML.

6. There will be no further grants of stock options. Mr. McIntosh shall be allowed to vesting and exercise rights regarding stock options currently in his possession in accordance with the relevant stock option plan(s).

7. Mr. McIntosh shall be entitled to pension rights in accordance with Dutch law and the contractual arrangements, whereby for the purpose of calculating the pension rights the Employment Agreement is terminated per the Termination Date.

8. ASML shall pay for the relocation of Mr. McIntosh and his spouse to the United Kingdom during the spring of 2005, in accordance with the prevailing company policy.

9. Both before and after the Termination Date, Mr. McIntosh shall keep confidential all data and information regarding ASML and its activities and affiliated companies, insofar as these data or information are of a confidential nature or have been qualified by ASML as strictly confidential. Article 11(1) of the Employment Agreement is and remains applicable.

10. All belongings, including documents, other information carriers, mobile phone, fax, keys, entrance cards and business credit cards of ASML and/or its affiliated companies that Mr. McIntosh has or may have in his possession, have to be returned no later than on the Termination Date (and will, until that date, be used in accordance with prevailing company policies). Article 11(2) of the Employment Agreement is and remains applicable.

11. Until 1 April 2005 Mr. McIntosh is entitled to the use of a company car in accordance with the existing arrangement.

12. Until 1 April 2005 Mr. McIntosh can participate in ASML's collective health insurance in accordance with the relevant insurance policy and existing conditions.

13. Mr. McIntosh is entitled to use the services of ASML's tax advisor [ ] in relation to the filing of his tax returns in both the Netherlands and the United Kingdom at the expense of ASML up to and including the tax year 2005.

14. During the remainder of the Employment Agreement and after the Termination Date parties shall in the future conduct themselves with respect to each other within the confines of normal good behaviour and shall not refer to the other party in the future vis-a-vis third parties in a negative way. Neither party shall co-operate in any publication any/or publicity about the other party without the written consent of the other party. On the side of Mr. McIntosh, this obligation relates to ASML and affiliated companies.

15. From the Termination Date until 3 January 2007, Mr. McIntosh shall remain subject to the non competition provisions contained in the articles 13 and 14 of the Employment Agreement.

16. Mr. McIntosh accepts that the terms and conditions referred to in this agreement are in full and final settlement of all claims or other rights of action, whatsoever and howsoever arising, which Mr. McIntosh has now or may have against ASML or any affiliated company or any employee, agent of officer of ASML or any affiliated company, in connection with the employment of Mr. McIntosh and the termination thereof. This release does not apply, however, to the discharge of Mr. McIntosh as a member of the Board of Management of ASML and affiliated companies as the case may be, which discharge shall follow from the decisions of the respective shareholders meetings with respect to the management of ASML and affiliated companies as per Dutch company law.

17.   This agreement is governed by Dutch law.

Signed in twofold on 12 October 2004.

On behalf of ASML Holding N.V.:

By:   /s/ Mr. H.Bodt                                 By: /s/ Mr. S. McIntosh
Name: Mr. H. Bodt                                        Mr. S. McIntosh
      Chairman of the Supervisory Board

                                    ADDENDUM

Mr.K.McIntosh
Aalsterweg 241
5644 RB Eindhoven

January 26, 2005

Dear Stuart,

Referring to the Deed of Settlement dated 12 October 2004 ("Deed of Settlement"), which states that the employment agreement dated 10 October 2000 ("Employment Agreement") will terminate per 3 January 2005, we hereby confirm that the Employment Agreement will continue until 30 April 2005, without remuneration to be paid over the period from 3 January 2005 until 30 April 2005.

Contrary to what is stated in the Deed of Settlement, you will also be entitled to the use of a company car in accordance with the existing arrangement as well as to participation in ASML's collective health insurance in accordance with the relevant insurance policy and existing conditions until 30 April 2005.

On behalf of ASML Holding N.V.                    For approval:

By:   /s/ P.T.F.M. Wennink                        By:   /s/ Mr. H. Bodt
Name: P.T.F.M. Wennink                            Name: Mr. H. Bodt
      Executive Vice President and CFO            Chairman of the Supervisory
                                                  Board